EXHIBIT 12 (B)

                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                   PLUS PREFERRED STOCK DIVIDEND REQUIREMENTS



                                                                     YEARS ENDED DECEMBER 31,
                                                 --------------------------------------------------------------------
                                                    1996          1997           1998          1999          2000
                                                 -----------   -----------    -----------   -----------   -----------
Earnings as Defined in Regulation S-K (A):
Net Income (B)                                         $535          $528           $602          $653          $587
Income Taxes (C)                                        268           256            404           510           407
Fixed Charges                                           438           450            446           450           463
                                                 -----------   -----------    -----------   -----------   -----------
Earnings                                              $1,241       $1,234         $1,452        $1,613        $1,457
                                                 ===========   ===========    ===========   ===========   ===========

Fixed Charges as Defined in Regulation
S-K (D):

Total Interest Expense                                 $399          $395           $390          $394          $407
Interest Factor in Rentals                               11            11             11            10            10
Subsidiaries' Preferred Securities Dividend
    Requirements                                         28            44             45            46            46
Preferred Stock Dividends                                23            12              9             9             9
Adjustment to Preferred Stock Dividends to
    state on a pre-income tax basis                      12             6              6             7             7
                                                 -----------   -----------    -----------   -----------   -----------
Total Fixed Charges                                    $473          $468           $461          $466          $479
                                                 ===========   ===========    ===========   ===========   ===========

Ratio of Earnings to Fixed Charges                     2.62          2.64           3.15          3.46          3.04
                                                 ===========   ===========    ===========   ===========   ===========

Notes:

(A) The term "earnings" shall be defined as pre-tax income from continuing operations. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred stock dividend requirements of majority-owned subsidiaries which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B) Excludes extraordinary item recorded in 1999.

(C) Includes State income taxes and Federal income taxes for other income and excludes taxes applicable to extraordinary item recorded in 1999.

(D) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for Public Service Electric and Gas Company.



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